

# Build wealth
## *like you came from it*

### Long-term investing for your long-term assets

The world's largest long-term investors don't invest in just stocks and bonds. Now we're bringing their approach to your retirement and long-term investment accounts. The Institutional Investment Strategy Fund ("Fund") is an SEC-registered closed end fund, operating as an interval fund, making institutional, endowment-style investing available to everyone.

### Alternative and traditional assets in every share

Every share of the Fund is designed to give you a broadly allocated portfolio, with investments in private equity, venture capital, private credit, special situations, real estate, public equities, and fixed income. We give you access to top alternative asset managers by investing with firms like Carlyle, Blue Owl, Golub, and Hamilton Lane[1].



- Private Equity (21.5%)
- Public Equities (41.7%)
- Private Credit (9.6%)
- Infrastructure (2.5%)
- Fixed Income (12.3%)
- Special Situations (6.8%)
- Real Estate (5.6%)

*Institutional Investment Strategy Fund asset allocation as of May 31, 2025*

### Actively managed by an experienced CIO

The Fund is managed by our Chief Investment Officer, Wendy Li, who brings more than 17 years of experience managing multi-billion dollar portfolios for large institutions. Wendy and team are constantly evaluating asset allocation, manager selection, and investment strategy to be responsive to changes in the market.



## Available to everyone

Historically, this kind of endowment-style portfolio was available only to institutional and ultra-wealthy investors. We're changing that. With just a $1,000 minimum investment, no accreditation requirements, and simple 1099 tax reporting, we want every investor to have the opportunity to build more long-term wealth.

## Lower fees

By pooling the buying power of our investors, the Fund is able to deliver a portfolio with the potential for lower overall fees. For example, when investing in registered funds, we purchase institutional share classes, which bear no sales loads and typically offer lower fees than what's available to individual investors.

## Direct indexing included

The Fund invests in public equities using direct indexing. By buying individual stocks of the S&P 500, rather than investing in an ETF, we are able to tax-harvest losses at the individual equity level. We can pair these losses with gains from other parts of the portfolio, which can improve after-tax returns.

## Regular liquidity windows

Traditionally, investing in alternative assets like private equity or venture capital required you to lock up your money for as long as 10 years (or more!). While the Fund is designed for long-term buy-and-hold investors, it does offer quarterly repurchase windows that allow investors to sell shares.



# Wendy Li, CFA
## Portfolio Manager

*Experience*
- **Managing Director**, Mother Cabrini Health Foundation
- **Director of Investments**, UJA-Federation of New York
- **Senior Analyst**, Metropolitan Museum of Art

*Education*
- **Bachelors of Arts**, Columbia University



# PERFORMANCE DATA

*Institutional Investment Strategy Fund (IISF), Founder Class shares*

|  | S&P 500 | 70 / 30[1] | Ivy Invest (IISF) | |
|---|---|---|---|---|
| Total Return | 18.37% | 14.30% | 13.08% | **Since Inception** (3/5/24 – 5/31/25) |
| Volatility[2] | 12.41% | 9.47% | 5.37% | |

|  | S&P 500 | 70 / 30[1] | Ivy Invest (IISF) | |
|---|---|---|---|---|
| 1 Year | 8.27% | 7.36% | 7.27% | **Total Return, Most Recent Fiscal Period** (Ending 3/31/25) |
| 1 Quarter | -4.27% | -2.15% | -0.65% | |
| Since Inception | 12.13% | 10.10% | 9.52% | |

## Monthly Returns (net of fees)

|  | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2024 |  |  | 2.10%[3] | -1.76% | 2.19% | 1.17% | 1.35% | 1.14% | 1.60% | 0.00% | 2.96% | -0.87% | 10.2%[4] |
| 2025 | 1.66% | -0.27% | -2.00% | 0.37% | 2.87% |  |  |  |  |  |  |  |  |

1. *70/30 portfolio represents an allocation of allocation 70% to S&P 500 and 30% to Bloomberg US Aggregate Bond Index*
2. *Reflects the annualized standard deviation of monthly returns*
3. *Partial month*
4. *Inception through 12/31/24*

*All data as of 5/31/2025*

# FUND DETAILS

| | |
|---|---|
| **Fund Name** | Institutional Investment Strategy Fund |
| **Structure** | SEC-registered closed-end interval fund |
| **Fees[2]** | *Founder Class*: 0.75%<br>*Investor Class*: 1.00% |
| **Minimum Investment** | *Founder Class*: $10,000 (taxable accounts)<br>$1,000 (IRA accounts)<br><br>*Investor Class:* $1,000 |
| **Redemption** | Quarterly, up to 5% of outstanding shares |
| **Custodian** | Fifth Third Bank |
| **Fund Administrator** | MUFG Investor Services |

[1] Managers of underlying fund holdings as of May 31, 2025. Fund holdings are subject to change.
[2] Includes management and shareholder servicing fees.

**Carefully consider the investment objectives, risks, charges, and expenses before investing. The prospectus that contains this and other information about Institutional Investment Strategy Fund (the "Fund") and can be obtained <u>here</u>. Investing involves risk including loss of principal.**

Investment in the Fund involves substantial risk. The Fund is not suitable for investors who cannot bear the risk of loss of all or part of their investment. The Fund is appropriate only for investors who can tolerate a high degree of risk and do not require a liquid investment. All investing involves risk including the possible loss of principal. Shares in the Fund are highly illiquid, and can be sold by shareholders only in the quarterly repurchase program of the Fund which allows for up to 5% of the Fund's outstanding shares at NAV to be redeemed each quarter. Due to transfer restrictions and the illiquid nature of the Fund's investments, you may not be able to sell your shares when, or in the amount that, you desire. Because some of the securities in which the Fund invests are not publicly traded, some of the Fund's investments will be valued by Buena Capital Advisors, LLC dba Ivy Invest pursuant to fair valuation procedures and methodologies adopted by the Board of Trustees, as set forth in the prospectus. As a consequence, the value of the securities, and therefore the Fund's Net Asset Value (NAV), may vary. This is not a complete enumeration of the Fund's risks. Please read the Fund prospectus for other risk factors related to the Fund.

The Fund may not be suitable for all investors. We encourage you to consult with appropriate financial professionals before considering an investment in the Fund.

